

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 18, 2014

Via E-mail
Mr. J. Bond Clement
Executive Vice President, Chief Financial Officer and Treasurer
PetroQuest Energy, Inc.
400 E. Kaliste Saloom Road
Lafayette, Louisiana 70508

Re: PetroQuest Energy, Inc.
Form 10-K for the Fiscal Year ended December 31, 2013
Filed March 5, 2014
File No. 001-32681
Response Letter dated August 15, 2014

Dear Mr. Clement:

We have reviewed your filing and response letter and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Oil and Gas Reserves, page 7

1.   We have read your response to our letter of September 4, 2014, regarding your reserve booking procedures and the historical conversion of your proved undeveloped (PUD) reserves. You describe various aspects of your procedures and indicate that you believe your reserves are booked in accordance with Rule 4-10(a)(31) of Regulation S-X. You explain that you maintain a five-year development plan and conduct periodic updates and reviews that ensure all of your PUD reserves meet certain economic criteria and are reasonably certain to be drilled within five years of initial booking.

However, we note that in 2010, 2011, 2012 and 2013, you did not develop any of the PUD volumes related to the oldest strata from the prior year's ending PUD reserve balance. For example, during 2010, you did not develop any of the 6,444 MMcfe PUD volumes from the 2005 strata included in your 67,867 PUD reserve balance as of December 31, 2009. Similarly, we note that during 2011, 2013 and the first six months of 2014, you did not drill any of the PUD volumes related to the three oldest strata from the prior year's ending PUD reserve balance.

We believe the greatest level of certainty over a development plan would generally correlate with the near-term schedule. Given this, together with the five year limitation on PUD reserves, we would expect older PUD volumes to be schedule for development in the near-term, and for that drilling to occur as scheduled. In view of your consistent failure to drill any of your oldest PUD volumes during the year in which the five year limitation is reached, as well as your limited drilling activity on other PUD volumes in their third and fourth years, your basis for concluding that your PUD volumes are reasonably certain to be developed is not clear.

Given the foregoing, we continue to believe that you will need to reform your PUD reserve booking procedures and revise your previously estimated reserves; these changes should result in PUD reserve estimates that correlate with development plans that meet the reasonable certainty criteria described in Rule 4-10(a)(24) of Regulation S-X.

2.   Please submit a schedule of locations associated with each reserve strata at each year-end, including relevant identifying information and the specific economic criteria associated with the location considered both at the time of initially booking the reserves and at each subsequent year-end. Also submit a narrative comparing the economic criteria underlying the PUD reserve locations retained at each year-end to the criteria underlying the locations that were actually drilled as well as the locations that had been de-recognized due to the five-year-rule in the subsequent year.

You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

                                        Sincerely,

                                        /s/ Karl Hiller

                                        Karl Hiller
                                        Branch Chief